a2a
energie in comune

RECEIVED
2009 NOV -2 A 11:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

09047239

FILE NO. 82-4911

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

October 27, 2009

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone

Encl.

A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu

a2a

FILE NO. 82-4911

PRESS RELEASE

A2A: MAJOR SUCCESS FOR EUR 1 BILLION DEBENTURE BOND WITH 7-YEAR MATURITY

Market demand in excess of EUR 7 billion

Milan, 27 October 2009 – A2A has today successfully completed the issuance of a debenture loan in the total amount of EUR 1 billion for a term of seven years, exclusively placed with qualified investors.

The bonds, which have a minimum denomination of EUR 50,000 and come due on 2 November 2016, pay a gross annual coupon of 4.50% and were placed at an issuance price of 99.255. The effective gross yield to maturity is 4.627, corresponding to a yield of 145 basis points above the reference rate (7-year midswap rate). The bonds are governed by English law. The subscription settlement date has been set at 2 November 2009. As of such date, the bonds will be traded on the Luxembourg Exchange, where the information prospectus has already been filed.

"The bond issue is part of the Group's financial strategy, which is aimed at guaranteeing an adequate level of liquidity, lengthening the average duration of the debt, and diversifying the sources of financing" stated Managing Director Renato Ravanelli, returning from the road show held in Europe's main financial markets for the purpose of illustrating the Company's business development prospects.

Chairman Giuliano Zuccoli stated "I am personally satisfied with the approval shown by the capital markets, as it is a sign of confidence in the Company's strategy."

The placement was handled by Banca IMI, BBVA, BNP Paribas, Calyon and Mediobanca, in the role of joint bookrunners.

A2A has credit ratings of BBB+ assigned by Standard & Poor's and A3 assigned by Moody's.

Documentation

The minutes of the meeting of the Management Board held on 15 September 2009 in relation to the resolution covering the bond issue are available to the public at the company's registered office and may be consulted on the Internet sites of Borsa Italiana (www.borsaitaliana.it) and A2A (www.a2a.eu).

Contacts:
Communications and External Relations – Media Relations
Tel. +39-02-7720-4582 - ufficiostampa@a2a.eu
Investors Relations
Tel. +39-02-7720-3879 - ir@a2a.eu
www.a2a.eu

a2a
energie in comune

FILE NO. 82-4911

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

October 29, 2009

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone

Encl.

A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu

a2a
energie in comune

FILE NO. 82-4911

PRESS RELEASE

MOODY'S CONFIRMS LONG-TERM RATING

Milan, 29 October 2009 – The rating agency, Moody's, has confirmed the A2A Group's long-term rating at A3, with a stable outlook.

Moody's has also assigned the recent debenture loan (A2A EUR 1 billion, 4.50%, coming due in 2016) a rating similar to that assigned to the Company.

Contacts:
Communications and External Relations – Media Relations
Tel. +39-02-7720-4582 - ufficiostampa@a2a.eu
Investors Relations
Tel. +39-02-7720-3879 - ir@a2a.eu
www.a2a.eu